

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 16, 2010

Mr. Sanjay Dongre
Executive Vice President (Legal) and Company Secretary
HDFC Bank Limited
2d Floor, Process House
Kamala Mills Compound,
Senapati Bapat Marg., Lower Parel
Mumbai 400 013 India

Re: HDFC Bank Limited
Form 20-F for the fiscal year ended March 31, 2009,
filed September 30, 2009
File No. 001-15216

Dear Mr. Dongre:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide to us and undertake to include in your future filings, revision of your various statements regarding your competitive position, to disclose the basis for your claims as required by Form 20F, Item 4(B)(7) including, but not limited to, the following statements:

    - your claim, on page 4 that you are "a leading" financial services company in India;
    - your claim, on page 4, that you are "a leader" in use of technology,
    - your claim, on page 5, that you deliver high quality service with superior execution," and
    - your claim, on page 14 that you are "a leading provider of cash management services in India."

    Alternatively, revise to indicate these are management's beliefs.

Business, page 4

Overview, page 4

2. Please provide to us and undertake to include in your future filings, revision of the second paragraph to quantify the extent to which your growth in assets and net income is the result of acquisitions.

3. Please provide to us and undertake to include in your future filings, revision of the fourth paragraph as follows:

    - provide more detail regarding your statement that you "are part of the HDFC group of companies;
    - disclose that HDFC Corporation also engages in financial services and describe the types of products and services they provide; and
    - disclose whether or not you have any agreement, arrangement or understanding, explicit or implicit, with HDFC Corporation or anyone associated with HDFC Corporation not to compete with it.

4. Please provide to us and undertake to include in your future filings, revision of this section as follows:

    - disclose in this section the "nature" of any merger, including the merger with Centurion Bank of Punjab, as required by Item 4(A)(4) of Form 20-F including the material terms, a brief description of the major types of business engaged in, and the assets and liabilities;
    - disclose in this section the "results" of any merger as required by Item 4(A)(4) including net income from each of these acquisitions in your fiscal years since each acquisition and material changes in the mode of conducting business, the types of services rendered or in the geographic areas;

- discuss any material changes in the mode of conducting business and the types of products produced or services rendered as required by Form 20-F, Item 4 (A)(4);
- discuss your principal capital expenditures and divestitures including the amount invested during the past three fiscal years as required by Form 20-F, Item 4 (A) (5) including the respective amount invested and the forms of consideration paid;
- briefly explain the reasons for your recent acquisitions; and
- disclose whether or not shareholder approval was secured for each transaction.

Our Principal Business Activities, page 6

5. Please provide to us and undertake to include in your future filings, revision of the table on page 6 to provide percentages for all three years.

Retail Banking, page 6

6. Please provide to us and undertake to include in your future filings, revision of this section as follows:
   - revise the first sentence to clarify that you include corporate loans, loans relating to commercial vehicles and construction equipment in your definition of "retail banking" and that these account for more than a third of your loans from retail banking; and
   - disclose here and add a risk factor for the unsecured personal loans and discuss the risks to you of making personal loans without any security.

Wholesale Banking, page 11

7. Please provide to us and undertake to include in your future filings, revision of this section as follows:
   - explain the basis for your including some corporate business as retail banking and other as wholesale banking;
   - revise the third paragraph to accurately describe your actual customers that transact business with you instead of the customers that you "target" ("the top end of the Indian corporate sector");
   - revise the tables on page 11 and 13 to provide data in U.S. dollars for each of the three years instead of only the most recent fiscal year;
   - disclose, on page 12, the percentage of your wholesale loans that are secured and the amount that is unsecured; and

- disclose more detail on page 13 regarding your derivatives business, including quantitative information.

Treasury, page 15

8. Please provide to us and undertake to include in your future filings, revision of this section as follows:
   - please provide more detail, on page 16 of your derivatives business and explain how it is different from that your offer corporate customers as part of what you consider to be "wholesale banking" described on page 13; and
   - quantify and describe the types of derivative products you have sold in each of the past three fiscal years.

Risk Factors, page 24

9. Please undertake to delete in your future filings, your reference in the introductory paragraph, to "other information contained in this report" since under Item 3 D of Form 20-F, you should include all risk factors in this section. Please note that the section "is intended to a summary of more detailed discussion contained elsewhere in the document." Where appropriate, please provide in each risk factor a reference to the location of the related more detailed discussion.

10. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
    - Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
    - sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
    - sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.
    Many of your risks factors are tentative using the word "could" when if the risk materialized, the affect on your would be fairly definitive (for example, if losses or costs increase or fees decrease, earnings would be less than they would otherwise be). Many of your risk factors merely refer to your "exposure" to various risks without specific disclosure of the consequences to

you if the risk materialized. Others merely state that your "business could be adversely affected" or "our business could suffer" without any indication of how you would be affected, and the magnitude of the risk. If the risk does not have the consequence of "making an offering speculative or one of high risk," as required by Item 3(D) of Form 20-F, then it should not be included as a risk factor.

11. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 3(D) of Form 20-F which requires that you disclose in this section "risk factors specific to the company or its industry and making an offering speculative or one of high risk…." Please review each of the forty two risks you included in this section and either remove or revise those risk factors that are not specific to you or do not pose a high risk including, but not limited to, the following:

- the seventh risk factor, which is on page 27, relating to your management team and skilled personnel;
- the eighth risk factor, which is on page 27, relating to the minimum capital adequacy ratio;
- the ninth risk factor, which is on page 27, relating to material changes in Indian banking regulations;
- the eleventh risk factor, which is on page 27, relating to potential consolidation in the banking industry;
- the twenty second risk factor, which is on page 29, relating to compliance with Sarbanes Oxley Act;
- the thirty first risk factor, which is on page 31, relating to natural calamities;
- the thirty second risk factor, which is on page 31, relating to downgrades in debt ratings; and
- the fortieth risk factor, which is on page 33, relating to financial instability in other countries.

12. Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

- Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
- sample comment 36 to Staff Legal Bulletin No.7, which directs that you revise each subheading to "ensure it reflects the risk that you discuss in the text" rather than "merely state a fact about your business…succinctly state in your subheadings the risks that result from the facts or uncertainties;" and

- sample comment 37 to Staff Legal Bulletin No.7, which directs that you revise each subheading to eliminate language that is "too vague and generic to adequately describe the risk that follows."

For instance, the caption to your second risk factors merely state you are "vulnerable to volatility" or "could be subject to volatility" does not comply with the applicable requirements. For instance, merely stating in the caption that your "business could suffer" or you "could be adversely affected" does not comply with the applicable requirements.

Risks Relating to our Business, page 24

13. Please provide to us and undertake to include in your future filings, revision of the second risk factor, which is on page 24, relating to interest rates as follows:

- delete your reference to volatility since your risk seem to be from an increase in interest rates rise, since you would not be adversely affect by a decrease in interest rates;
- discuss the fact that interest rates have been at historic lows and the widespread anticipation that interest rates around the world will go up;
- disclose that to the extent you could not pass along the increase of in the costs of funds to your borrowers, the consequence would be your net income would be less than it would otherwise be; and
- revise the sub caption accordingly.

14. Please provide to us and undertake to include in your future filings, revision of the third risk factor, which is on page 24, relating to non-performing loans as follows:

- supplement your discussion of the "factors outside of our control" to discuss the factors within your control such as your underwriting standards, due diligence, the extent to which you have secured the loans and the extent to which you have monitored the value of any collateral;
- revise the last sentence to clarify that to the extent you increase your provisions for non-performing loans your net income will be less than it would have been otherwise; and
- revise the sub caption accordingly.

15. Please provide to us and undertake to include in your future filings, revision of the fourth risk factor, which is on page 25, relating to "concentrations of customer exposures" as follows:

- explain the term "customer exposure" to explain that this is exposure to losses;
- provide more detail regarding your largest customer and the nine other largest customers including the types and number of transactions that are the source of your exposure, how many of these exposures are secured and to what extent and the industry in which the ten operate;
- revise the last sentence of the first paragraph to state that the result of any of the would be to lower your net income and due to the magnitude of these exposures would jeopardize your ability to meet capital requirements and continue as a going concern;
- revise the last paragraph to discuss the fact that 48 percent of your exposure is in retail means a downturn in that sector in India will likely have a proportionate impact on your earnings; and
- revise the sub caption accordingly.

16. Please provide to us and undertake to include in your future filings, revision of the sixth risk factor, which is on page 26, relating to your being "unable to foreclose on collateral" as follows:

- revise your claim, in the first sentence, that you "take collateral for a large proportion of our loans" to disclose the actual percentage of your loans that are secured;
- revise the second to last sentence in the second paragraph to disclose the amount by which you suffered "declines in the value of our collateral" and what if anything you are doing in response;
- add an assessment that if you are unable to foreclose on collateral, your losses will increase and net income will be less than it would have been otherwise; and
- revise the sub caption accordingly.

17. Please provide to us and undertake to include in your future filings, revision of the twelfth risk factor, which is on page 27, relating to your "funding" as follows:

- define the term "short term deposits" and "medium term deposits;
- disclose the percentage of your loans that are short term and the percentage that are medium term;
- revise the last sentence to explain that the consequence of your having to use "more expensive sources of funding" is that your net income would be less than it would otherwise be; and

- revise the sub caption accordingly.

18. Please provide to us and undertake to include in your future filings, revision of the thirteenth risk factor, which is on page 28, relating to your treasury operations to identify those particular investments that pose the most significant risks to you.

19. Please provide to us and undertake to include in your future filings, revision of the seventeenth risk factor, which is on page 28, relating to control by HDFC Limited as follows:
   - clarify that both the Chairman and the Managing Director were nominated and elected by HDFC Limited and clarify whether it has the right to select persons to fill these positions;
   - identify the number of directors that have current or past relationships, direct or indirect, with HDFC Limited;
   - identify the number of members of your administrative, supervisory or management bodies that have current or past relationships, direct or indirect, with HDFC Limited;

20. Please provide to us and undertake to include in your future filings, revision of the eighteenth risk factor, which is on page 28, relating to conflict of interests with HDFC Limited as follows:
   - delete with word potential from the caption;
   - disclose the businesses of HDFC Limited that pose conflicts of interest;
   - disclose the aggregate amount of related party transactions in each of the past three fiscal years with HDFC Limited; and
   - disclose the aggregate amount of strategic investments made with HDFC Limited in each of the past three fiscal years with HDFC Limited.

21. Please provide to us and undertake to include in your future filings, revision of the nineteenth risk factor, which is on page 29, relating to business combinations as follows:
   - discuss the fact that HDFC Limited has received the approval from RBI to hold more than ten percent of your stock and disclose the extent to which there are any limits set by RBI on the amount HDFC Limited can beneficially own; and
   - discuss the effect of HDFC's Limited's position as discouraging or preventing any other entity from taking control.

Management's Discussion and Analysis, page 65

22. Please provide to us and undertake to include in your future filings, discussion and analysis of your dependence on a small number of customers for a majority of your business including but not limited to the following:

- the extent of and type of your exposure of the single largest customer, the three largest customers and the ten largest customers;
- the number of customers to whom your exposure is five percent or more of your capital;
- the extent to which these are large loans or many small loans, including the largest single loan;
- the extent to which your Board has approved exceeding regulatory limits on exposure to a single customer and the reasons the Board did so; and
- the extent to which these loans to your largest customers to whom your exposure is five percent or more of your capital are secured.

Compensation of Directors and Members of our Senior Management, page 91

23. We note that you disclose the salary paid to your Chairman and the aggregate amount of "compensation" paid to your Managing Director and members of your senior management. Please provide to us and undertake to include in your future filings, disclosure of the amount of compensation paid and benefits in kind granted to all directors and members of your administrative, supervisory or management bodies, as required by Item 6(B)(1) of Form 20-F. Please confirm to us that you are not required by Indian law and you do not otherwise publicly disclose compensation paid to any of your individual directors or members of your administrative, supervisory or management bodies.

Note 9 – Repurchase and Resale Agreements, page F-21

24. We note from your disclosure that your repurchase agreements are generally treated as collateralized financing transactions. Please tell us if you have accounted for any of these transactions as sales for accounting purposes in any period for which your financial statements have been presented and quantify such amounts. Revise your disclosures in future filings to clarify. We may have further comments.

* * * * * * * * * * * * *

Please respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc D. Thomas at (202)551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney